Exhibit 99.1

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 33 BOULEVARD PRINCE HENRI,
L-1724, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
November 5, 2025
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
You are cordially invited to attend an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”) of Spotify Technology S.A. (the “Company”) to be held at 4:00 p.m. Luxembourg time on December 10, 2025 at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Extraordinary General Meeting is set out in the attached Convening Notice and Proxy Statement.
The Board of Directors of the Company has fixed the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EDT) on October 23, 2025 as the record date for the Extraordinary General Meeting (the “Record Date”), and only holders of record of ordinary shares and beneficiary certificates at such time shall be admitted to and vote at the Extraordinary General Meeting or any adjournment or postponement thereof. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Extraordinary General Meeting cannot attend the Extraordinary General Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
If you are unable to attend the Extraordinary General Meeting or you wish to be represented, please authorize a proxy to vote your ordinary shares and/or beneficiary certificates in accordance with the instructions you received. This will not prevent you from voting your ordinary shares and/or beneficiary certificates in person if you subsequently choose to attend the Extraordinary General Meeting.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EST, on December 5, 2025 in order for such votes to be taken into account.
On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Daniel Ek Chairman

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 33 BOULEVARD PRINCE HENRI,
L-1724, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
Convening Notice (the “Convening Notice”) to
the Extraordinary General Meeting of Shareholders and Holders of Beneficiary Certificates
to be held on December 10, 2025 at 4:00 p.m. Luxembourg time at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg
November 5, 2025
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
The Board of Directors of Spotify Technology S.A. (the “Company”) is pleased to invite you to attend an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”), to be held on December 10, 2025 at 4:00 p.m. Luxembourg time at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.
Agenda of the Extraordinary General Meeting
1.
Elect two additional members of the Board of Directors, effective January 1, 2026, for a term ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025:

•	Mr. Alex Norström (B Director);
•	Mr. Gustav Söderström (B Director);
The Extraordinary General Meeting shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the “Luxembourg Company Law”), and our Articles of Association (the “Articles of Association”).
The item to be voted on during the Extraordinary General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of shareholders and/or holders of beneficiary certificates present or represented at the Extraordinary General Meeting.
Any shareholder who holds one or more ordinary shares(s) of the Company or any holder of one or more beneficiary certificate(s) of the Company at the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EDT) on October 23, 2025 (the “Record Date”) will be admitted to the Extraordinary General Meeting and may vote at the Extraordinary General Meeting, in person or by proxy. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Extraordinary General Meeting cannot attend the Extraordinary General Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
Please consult the Proxy Statement enclosed herewith as to the procedures for attending the Extraordinary General Meeting or being represented by way of proxy. The Proxy Statement is available at both investors.spotify.com and www.proxyvote.com. This document may also be obtained free of charge at the Company’s registered office in Luxembourg.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EST, on December 5, 2025 in order for such votes to be taken into account.
Sincerely,
Daniel Ek
Chairman
on behalf of the Board of Directors

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 33 BOULEVARD PRINCE HENRI,
L-1724, LUXEMBOURG
R.C.S. LUXEMBOURG B 123 052
SPOTIFY TECHNOLOGY S.A.
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS AND HOLDERS OF BENEFICIARY CERTIFICATES
TO BE HELD ON DECEMBER 10, 2025
GENERAL INFORMATION
This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Spotify Technology S.A. (the “Company,” “we,” “our” or “us”) for use at an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”) to be held on December 10, 2025 (4:00 p.m. Luxembourg time, 10:00 a.m. EST) at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available at both investors.spotify.com and www.proxyvote.com. This Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their ordinary shares held through a bank, brokerage firm, or other record owner) and registered shareholders and holders of beneficiary certificates as of the Record Date (as defined below) through the delivery methods described below.
This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, are hereinafter referred to as the “Proxy Materials.”
Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.
How May the Proxy Materials Be Accessed?
(a)	Street name holders
We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are sending a notice of internet availability of Proxy Materials (the “Notice”) to our street name holders of record as of 10:00 p.m. Luxembourg time, 4:00 p.m. EDT, on October 23, 2025 (the “Record Date”). You will have the ability to access the Proxy Materials on the website referred to in the Notice, or street name holders may request to receive a printed set of the Proxy Materials. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their ordinary shares at the Extraordinary General Meeting.
(b)	Registered shareholders and holders of beneficiary certificates
We intend to mail the Notice on or about November 5, 2025 to all registered shareholders of our ordinary shares and to all holders of beneficiary certificates as of the Record Date. On that same date, we will also mail a printed copy of the Proxy Materials to who had previously requested printed copies. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

Who May Vote?
Only registered shareholders, street name holders of our ordinary shares, and holders of beneficiary certificates as of the Record Date will be entitled to attend the Extraordinary General Meeting and to vote at the Extraordinary General Meeting. On the Record Date, (i) 205,894,015 ordinary shares were issued and outstanding and (ii) 309,932,980 beneficiary certificates were issued and outstanding.
Each ordinary share and each beneficiary certificate are entitled to one vote at the Extraordinary General Meeting.
What Constitutes a Quorum?
For the Extraordinary General Meeting, the approval of the resolutions linked to the agenda item shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented, it being specified that abstentions and nil votes shall not be taken into account.
What Are Broker Non-Votes and Abstentions?
Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder or holder of beneficiary certificates withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.
Your broker will NOT be able to vote your ordinary shares with respect to the proposal or other matters considered at the Extraordinary General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.
With respect to the proposal or other matters considered at the Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to the proposal.
Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.
What Is the Process for Voting and Revocation of Proxies?
If you are a registered shareholder or holder of beneficiary certificates as of the Record Date, you can vote by internet, by telephone, or by mail by marking, dating, signing, and returning the proxy card in the postage-paid envelope. Submitting your proxy by internet, by telephone, or by mail will not affect your ability to attend the Extraordinary General Meeting in-person and vote at the Extraordinary General Meeting. By submitting your proxy, you agree to appoint Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, to represent you and to vote, as directed by you, all of the ordinary shares and, to the extent applicable, beneficiary certificates that you are entitled to vote at the Extraordinary General Meeting, and any adjournment or postponement thereof.
If your ordinary shares are held in “street name,” you will receive instructions from your bank, brokerage firm, or other record owner. You must follow the instructions of the bank, brokerage firm, or other record owner in order for your ordinary shares to be voted.
The Company will retain an independent tabulator to receive and tabulate the proxies.
If you submit a proxy and direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates in the manner you indicate. If you submit a proxy but do not direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates “FOR” the election of each of the nominees for director.
It is not expected that any other matters will be brought before the Extraordinary General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Extraordinary General Meeting by:
•	attending the Extraordinary General Meeting and voting in person;
•	delivering a written notice dated on or before December 5, 2025, at 5:00 p.m. Luxembourg time, 11:00 a.m. EST at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Extraordinary General Meeting.
If you are a registered shareholder and/or holder of beneficiary certificates, you may request a new proxy card by contacting our Investor Relations department by e-mail at ir@spotify.com.
You should send any written notice or new proxy card to Spotify Technology S.A., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.
Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Extraordinary General Meeting. Your last voting instructions, prior to or at the Extraordinary General Meeting, are the voting instructions that will be taken into account.
Who May Attend the Extraordinary General Meeting?
Only holders of our ordinary shares and/or our beneficiary certificates as of the Record Date or their legal proxy holders may attend the Extraordinary General Meeting. All holders of our ordinary shares and/or our beneficiary certificates planning to attend the Extraordinary General Meeting in person must contact our Investor Relations department at ir@spotify.com by December 5, 2025 to reserve a seat. For admission, shareholders and/or holders of beneficiary certificates should come to the Extraordinary General Meeting check-in area no less than 15 minutes before the Extraordinary General Meeting is scheduled to begin.
(a)	Registered shareholders and holders of beneficiary certificates
To be admitted to the Extraordinary General Meeting, you will need a form of photo identification. You will be admitted to the Extraordinary General Meeting only if we are able to verify your status as an ordinary shareholder or a holder of beneficiary certificates by checking your name against the list of registered shareholders or holders of beneficiary certificates on the Record Date.
(b)	Street name holders
To be admitted to the Extraordinary General Meeting, you will need a form of photo identification, and you must also bring valid proof of ownership of your ordinary shares on the Record Date. In order to vote at the Extraordinary General Meeting, you must bring a valid legal proxy from the holder of record.
If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Extraordinary General Meeting.
Registration will begin at 3:30 p.m. Luxembourg time and the Extraordinary General Meeting will begin at 4:00 p.m. Luxembourg time.
No cameras, recording equipment, electronic devices (including cell phones), large bags, briefcases, or packages will be permitted in the Extraordinary General Meeting.
What Is the Process for the Solicitation of Proxies?
We will pay the cost of soliciting proxies for the Extraordinary General Meeting. We may solicit by mail, telephone, personal contact, and electronic means, and arrangements are made with brokerage houses and other custodians, nominees, and fiduciaries to send the Notice and, if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers, and employees may solicit proxies, either in-person or by telephone, facsimile, or written or electronic mail (without additional compensation). Shareholders and holders of beneficiary certificates are encouraged to return their proxies promptly.

AGENDA ITEM NO. 1:

Elect two additional as members of the Board of Directors, effective January 1, 2026, for a term ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025:
•	Mr. Alex Norström (B Director);
•	Mr. Gustav Söderström (B Director).
Our Board of Directors currently consists of ten (10) directors. Our Articles of Association provide that our Board of Directors shall always be composed of at least three (3) directors. Our Board of Directors has nominated Alex Norström and Gustav Söderström as additional members (B directors) of the Board of Directors. In this context, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the election of Messrs. Norström and Söderström as additional members (B directors) of the Board of Directors for the term specified below:
Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to elect Alex Norström and Gustav Söderström as B directors of the Company, effective January 1, 2026, for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2025.
The business address of each nominee is Regeringsgatan 19, 111 53 Stockholm, Sweden. The following is a brief biography of each of the proposed directors:
Alex Norström is currently our Co-President, Chief Business Officer and will become our co-Chief Executive Officer, effective as of January 1, 2026. In his current role, he oversees our subscriber and advertising businesses and all licensed, distributed, and owned content on the platform across music, podcasts, and audiobooks. In addition, he has responsibility for marketing, global markets, partnerships, licensing, payments, and customer service. Mr. Norström was previously our Chief Freemium Business Officer and prior to that our Chief Premium Business Officer, Vice President of Growth, and Vice President of Subscriptions. Prior to joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King.com Ltd. He was a member of the board of directors of Circle from 2016 through December 2019. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.
Gustav Söderström is currently our Co-President, Chief Product & Technology Officer and will become our co-Chief Executive Officer, effective as of January 1, 2026. In his current role, he is responsible for our global product and technology strategy, overseeing the product, design, data, and engineering teams at the Company. Mr. Söderström is a startup seed investor and founder of 13th Lab (acquired by Facebook’s Oculus). Before joining the Company in 2009, Mr. Söderström was director of product and business development for Yahoo! Mobile from 2006 to 2009. In 2003, Mr. Söderström founded Kenet Works, a company that developed community software for mobile phones and served as the company’s Chief Executive Officer until it was acquired by Yahoo! in 2006. Mr. Söderström holds a Master of Science in Electrical Engineering from KTH Royal Institute of Technology.
Vote Required and Recommendation of Board of Directors
The election of each nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders and holders of beneficiary certificates entitled to vote at the Extraordinary General Meeting. In the case of an equality of votes, the resolution will fail.
Our Board of Directors recommends a vote “FOR” the election of each of Alex Norström and Gustav Söderström as a member (B director) of the Board of Directors for a term that runs from January 1, 2026 until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2025.

CORPORATE GOVERNANCE
Our Board of Directors provides our management teams with strategic guidance and ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity, and ethics throughout the organization.
Our Board of Directors currently consists of ten directors and is composed of Class A and Class B directors. Our Articles of Association provide that the Board of Directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders.
The Board of Directors and its committees conduct annual self-evaluations of their performance to ensure they are functioning effectively.
Governance Structure
Mr. Daniel Ek, our Chief Executive Officer, currently serves as the Chair of our Board of Directors. Effective as of January 1, 2026, Mr. Ek will transition to a role of Executive Chairman of the Company, and Mr. Norström and Mr. Söderström will become co-Chief Executive Officers of the Company.
Our Procedural Rules for Board of Directors and Corporate Governance Guidelines (the “Corporate Governance Guidelines”) provide that one of our independent directors will serve as a Lead Independent Director when the positions of the Chair and Chief Executive Officer are held by the same person or when the Chair is otherwise not independent. Our independent directors appoint our Lead Independent Director annually and have appointed Mr. Christopher (Woody) Marshall as our Lead Independent Director. As the Lead Independent Director, Mr. Marshall’s responsibilities include:
•	organizing and presiding over all meetings of the Board of Directors at which the Chair is not present, including all executive sessions of the independent directors and non-management directors;
•	calling meetings of the independent directors as necessary;
•	serving as a liaison between the Chair and the non-management directors;
•	overseeing the information sent to the Board of Directors by management;
•	coordinating with the Chair to set the meeting agendas and schedules to ensure that there is sufficient time for discussion of all agenda items;
•	ensuring that he is available for consultation and direct communication if requested by major shareholders and deemed appropriate by the Board of Directors; and
•	performing such other duties as requested by the Board of Directors.
Director Independence
Our Board of Directors evaluates the independence of each director on an annual basis. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has determined that Messrs. Lorentzon, Marshall, McCarthy, Mehrotra, Sarandos, Staggs, and Mses. O’Neill, Sutphen, and Warrior, qualify as independent directors in accordance with the New York Stock Exchange (“NYSE”) rules and our Corporate Governance Guidelines.

People Experience & Compensation Committee
Our Board of Directors has established a People Experience & Compensation Committee (the “P&C Committee”). Our P&C Committee consists of Mr. Marshall, Mr. Lorentzon, Mr. Mehrotra, and Ms. O’Neill. Mr. Marshall is the chair of our P&C Committee. The responsibilities of our P&C Committee include:
•	reviewing and making recommendations to our Board of Directors related to our incentive-compensation plans and equity-based plans;
•	establishing and reviewing the overall compensation philosophy of the Company;
•	overseeing matters relating to the attraction, engagement, development, and retention of directors and employees, including executive officers;
•	reviewing and approving total compensation for our Chief Executive Officer and other executive officers;
•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;
•	selecting and retaining a compensation consultant;
•	monitoring our diversity, inclusion, and belonging strategy; and
•	such other matters that are specifically delegated to the P&C Committee by our Board of Directors from time to time.
Audit Committee
Our Board of Directors has established an Audit Committee that consists of Mr. Staggs, Mr. Marshall, Mr. McCarthy, Ms. Sutphen, and Ms. Warrior. Mr. Staggs is the chair of our Audit Committee. All Audit Committee members satisfy the “independence” requirements set forth under the rules of the New York Stock Exchange and in Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee include:
•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;
•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;
•
reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
•	reviewing and evaluating the Company’s enterprise risk management, including the Company’s data protection and cybersecurity programs;
•	monitoring proposed changes in laws, rules, and regulations, and reviewing the Company’s material corporate policies and regulatory strategy;
•	monitoring our climate strategy; and
•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.
Policies and Standards
We have adopted the Spotify Code of Conduct and Ethics, which applies to all of our directors, officers, employees, consultants, and others working on our behalf. We have also adopted the Corporate Governance Guidelines.
Our Insider Trading Policy prohibits our directors, officers, employees, consultants, and contractors from engaging in short sales, option trading, and hedging transactions that involve Spotify’s securities. The policies discussed above and our other corporate governance documents are available on our website at investors.spotify.com.
We have adopted a Clawback Policy in compliance with the Securities and Exchange Commission (the “SEC”) rules and New York Stock Exchange listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

SHAREHOLDER COMMUNICATIONS
Shareholders, holders of beneficiary certificates, and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:
Spotify Technology S.A.
33 Boulevard Prince Henri,
L-1724, Luxembourg, Grand Duchy of Luxembourg
Attn: General Counsel
Concerns relating to accounting, internal controls, or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.
PROPOSALS OF SHAREHOLDERS
Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Extraordinary General Meeting must comply with the requirements of the Luxembourg Company Law. We reserve the right (subject to Luxembourg law) to reject, rule out of order, or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.
WHERE YOU CAN FIND MORE INFORMATION
The Company files annual and special reports and other information with the Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public on the SEC’s internet website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.spotify.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Extraordinary General Meeting to be held on December 10, 2025
Information is now available regarding the Extraordinary General Meeting at both investors.spotify.com and www.proxyvote.com.
YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO FOLLOW THE INSTRUCTIONS YOU RECEIVED TO AUTHORIZE A PROXY TO VOTE YOUR SHARES.
With respect to the proposal and matters considered at the Extraordinary General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.
If you wish to attend the Extraordinary General Meeting in person, you must reserve your seat by December 5, 2025 by contacting our Investor Relations department at ir@spotify.com. Additional details regarding requirements for admission to the Extraordinary General Meeting are described in the Proxy Statement under the heading “Who May Attend the Extraordinary General Meeting?”
If you are a holder of record of our ordinary shares or of our beneficiary certificates as of the Record Date, you will be admitted to the Extraordinary General Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker, or otherwise, you will be admitted to the Extraordinary General Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date. In order to vote at the Extraordinary General Meeting, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of October 23, 2025 at 10:00 p.m. Luxembourg time, 4:00 p.m. EDT or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for purposes of admission to the Extraordinary General Meeting. If you are a holder of ordinary shares and/or beneficiary certificates, you will be entitled to vote at the Extraordinary General Meeting or any adjournment or postponement thereof.
Regardless of whether or not you plan to attend the Extraordinary General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Extraordinary General Meeting. Any shareholder that decides to attend the Extraordinary General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares and/or beneficiary certificates at the Extraordinary General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Voting and Revocation of Proxies?”
Luxembourg
November 5, 2025